# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exodus Movement, Inc., CIK 0001821534
CUSIP: 30209R106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 15418 WEIR ST. #333, OMAHA, Nebraska (NE), 68137
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001966850

## Reporting persons
- Jon Paul Richardson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,643,257; shared voting power 0; sole dispositive power 9,643,257; shared dispositive power 0; aggregate amount beneficially owned 9,643,257 (33.72% of the class)
  Comment: (1) Consists of 345,720 shares of Class A Common Stock and 9,297,537 shares of Class B Common Stock. The 345,720 shares of Class A Common Stock included herein includes 41,871 shares of Class A Common Stock vesting 60 days after the quarter ended March 31, 2025.
  
  (2) Shares of Class B Common Stock are convertible at any time on a share-for-share basis into Class A Common Stock.
  
  (3) Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 9,138,615 shares of Class A Common Stock outstanding as of February 28, 2025 as reported by the Issuer in its Form 10-K for the year ended December 31, 2024 and (ii) 19,460,000 shares of Class B Common Stock outstanding as of February 28, 2025 as reported by the Issuer in its Form 10-K for the year ended December 31, 2024. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
  
  (4) Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 19,460,000 shares of Class B Common Stock outstanding as of February 28, 2025, as provided by the Issuer in its Form 10-K for the year ended December 31, 2024. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

## Item 1. Issuer
Name of issuer: Exodus Movement, Inc.
Address of issuer's principal executive offices: 15418 Weir Street #333 Omaha, NE 68137

## Item 2. Person Filing
Name of person filing: Jon Paul Richardson
Address of principal business office or, if none, residence: The principal business office of the Reporting Person is 15418 Weir Street #333 Omaha, NE 68137.
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on cover page.
Percent of class: See response to Item 11 on cover page.
Sole power to vote or to direct the vote: See response to Item 5 on cover page.
Shared power to vote or to direct the vote: See response to Item 6 on cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jon Paul Richardson: /s/ James Gernetzke, attorney-in-fact for Jon Paul Richardson, James Gernetzke (04/15/2025)